
02005778

ITED STATES
) EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46152

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GFC PARTNERS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

RECEIVED FEB 26 2002

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 WALL STREET
(No. and Street)

NEW YORK, (City) NEW YORK (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GIUSEPPE CONFUORTI (212) 349-8999
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G. CPA
(Name — *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, NEWYORK, N.Y. 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

63

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GIUSEPPE CONFUORTI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GFC PARTNERS, LLC, as of december 31, XX2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

MEMBER VICE PRESIDENT

Title

Notary Public

GEORGI A. MICHELE
Notary Public, State of New York
No. 01MI2689850
Qualified in New York County
Commission Expires 5/31/02

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G.F.C. PARTNERS, LLC

R E P O R T

FORM X-17A-5

DECEMBER 31, 2001

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

G.F.C. PARTNERS, LLC

CONTENTS

DECEMBER 31, 2001

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITOR'S REPORT

To the Board of Managers and
Members of

G.F.C. PARTNERS, LLC

I have audited the accompanying statement of financial condition of G.F.C. Partners, LLC as of December 31, 2001, and the related statements of income and expense, changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of G.F.C. Partners, LLC as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

Also, I have examined the supplementary schedules on pages 6 and 7 and, in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

February 22, 2002



G.F.C. PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31 2001

ASSETS

Current assets:		
Cash in bank		$ 298,948
Petty cash		500
Receivables from brokers and dealers:		
Commissions receivable	$ 6,213	
Other receivables	125,547	
Other-deposit Bear Stearns	100,000	231,760
Loans receivable		249,105
Investment in GFC Advisors, Spa		151,000
Investments at market		664,819
Investment in Banca Advantage		7,246,348
Investment in funds		10,513
Loans and exchanges		4,083
Interest receivable		34,446
Prepaid expenses		33,766
Total current assets		8,925,288
Fixed assets (less accumulated depreciation of $33,843)		89,940
Other assets: Deposits		13,318
Total assets		$9,028,546

LIABILITIES AND MEMBERS' CAPITAL

Current liabilities:	
Accounts payable and accrued expenses	$ 226,216
Total current liabilities	226,216
Liabilities subordinated to claims of general creditors	1,000,000
Members' capital	7,802,330
Total liabilities and members' capital	$9,028,546

See notes to financial statements.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

G.F.C. PARTNERS, LLC

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:		
Commissions		$ 2,261,895
Riskless principal income		68,146
Trading account P & L		21,785
Advisory income		61,235
Consulting income		583,761
Loss on investment		(42,358)
Interest and dividend income		53,169
Total revenue		3,007,633
Expenses:		
Members compensation	$ 333,621	
Other employee compensation	188,145	
Commissions paid to other broker-dealers	349,112	
Interest on subordinated loans	89,677	
Regulatory fees and expenses	3,131	
Other expenses	1,757,227	
Total expenses		2,720,913
Income before federal income tax		286,720
Less: federal income tax		-0-
Net income		$ 286,720

See notes to financial statements.

G.F.C. PARTNERS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Resources provided:		
Net income		$ 286,720
Decrease in loans and exchanges		153,930
Decrease in investment in funds		2,359
Decrease in accounts receivable		160,000
Depreciation		3,060
Decrease in prepaid expenses		5,660
Increase in subordinated loans		700,000
Capital contributed		1,692,001
Increase in accrued expenses payable		179,999
Total resources provided		3,183,729
Resources applied:		
Increase in investment in Banca Advantage	$ 2,396,727	
Increase in investments	520,980	
Increase in receivable from brokers and dealers	1,529	
Increase in fixed assets	93,000	
Increase in other receivables	20,400	
Total resources applied		3,032,636
Increase in cash		151,093
Balance, January 1, 2001		147,855
Balance, December 31, 2001		$ 298,948

See notes to financial statements.

G.F.C. PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2001

Members capital, January 1, 2001		$ 5,823,609
Add:	Net income for the year	286,720
:	Capital contributed	1,692,001
	Members' capital, December 31, 2001	$ 7,802,330

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2001

Balance, January 1, 2001	$ 300,000
Increases	1,000,000
Decreases	(300,000)
Balance, December 31, 2001	$1,000,000

See notes to financial statements.

G.F.C. PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. Summary of significant accounting policies:
   Organization:
   The company became a Limited Liability Company on March 1, 1996.
   Income taxes:
   The net income or loss of the company is passed through to the individual members of the company, and tax is then incurred by the individual members.

   Depreciation:
   Equipment is stated at cost, less accumulated depreciation.
   Depreciation is calculated using the Modified Accelerated Cost Recovery System (MACRS).

2. Capital of the Company:
   In June 2001, the capital of the Company was increased by $1,692,001 through the sale of additional participation in the Company.

3. Investments:
   In 2001, the Company increased its investment in Banca Advantage di Investimenti & Gestiioni-Baig, Spa, a Bank located in Milan, Italy, in the amount of $2,396,727.

4. Related party transactions:
   During the year 2001, transactions were completed between GFC Partners, LLC and Banca Advantage di Investimenti & Gestiioni- Baig, SPA.

5. The following supplementary information is submitted:
   Exemption from Rule 15c-3 is claimed under (k) (2) (b):

   All customer transactions are cleared through broker-dealer, Bear, Stearns Co., on a fully disclosed basis.

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Net capital as reported on page 7 of this audited Form X-17A-5 indicated net capital of $895,452. In January 2002, the company filed Part IIA of form X-17A-5 (unaudited) and reported net capital of $895,450. The difference of $2 is accounted for by rounding.

G.F.C. PARTNERS, LLC

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2001

Capital			$ 7,802,330
Liabilities subordinated to claims of general creditors			1,000,000
			8,802,330
Less: non-allowable assets			(7,833,019)
Tentative net capital before haircuts			969,311
Less: Haircuts on securities	$ 39,848		
: Undue concentration	34,011		(73,859)
Net capital			895,452
Greater of:			
Minimum dollar net capital required		$100,000	
or			
Minimum net capital required: (6 2/3% of aggregate indebtedness $226,216)		$ 15,082	100,000
Excess net capital			$ 795,452

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 226,216
Percentage of aggregate indebtedness to net capital	25%

See notes to financial statements

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Managers and Members of

G.F.C. PARTNERS, LLC

I have examined the financial statements of G.F.C. Partners, LLC for the year ended December 31, 2001 and have issued my report thereon dated February 22, 2002. As part of the examination, I made a study and evaluation of the system on internal accounting control to the extent I considered necessary to evaluate the system required by the generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the year (ii) the broker does not maintain customer accounts nor handle securities, and I have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimated and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2001 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that my have existed during the period, disclosed no weaknesses that I believe to be material.



February 22, 2002

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT